Exhibit 99.2

FOR IMMEDIATE RELEASE

Clinical Data Supporting Development of ChemGenex’s Ceflatonin®

in Imatinib-Resistant CML Published in Cancer

MELBOURNE, Australia, and MENLO PARK, California, U.S.A. (February 14, 2007). ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) announced today that positive clinical results supporting the development of Ceflatonin® in patients with chronic myeloid leukemia (CML), including patients who had failed treatment with Gleevec® (imatinib mesylate) have been published in Cancer (the journal of the American Cancer Society). Of the five patients who received homoharringtonine (HHT) (Ceflatonin®) at the highest explored dose and were evaluable for response to therapy, all achieved a complete hematological response, including those with the Bcr-Abl kinase domain mutations that confer Gleevec® resistance.

The Phase 1/2 safety and efficacy study of the use of subcutaneous HHT included a total of 17 patients (11 in the Phase 1 portion of the study, and 6 in Phase 2) and was conducted by Dr. Jorge Cortes and colleagues at the M.D. Anderson Cancer Center in Houston, Texas and the National Cancer Institute (NCI). ChemGenex is currently conducting a Phase 2/3 registration-directed study evaluating the use of Ceflatonin® in CML patients who have the T315I Bcr-Abl point mutation that is associated with resistance to imatinib and other tyrosine kinase inhibitors.

The key results described in the publication were:

•

Homoharringtonine was well tolerated when administered subcutaneously into CML patients at the same dose levels as intravenously administered drug (at dose levels that had previously been shown to be active in CML patients);

•

In the phase 2 portion of the study six patients were treated at the maximal tolerated dose (MTD), HHT 1.25 mg/m2 subcutaneously twice daily, and five of these patients were evaluable for response to treatment;

•	Complete hematological remission (CHR) was obtained in all five evaluable patients; one patient showed complete cytogenic response and three patients also showed partial cytogenic responses;
•	The two patients who entered the study with Bcr-Abl kinase domain mutations showed a cytogenic response, and, at the end of treatment, the kinase domain mutations were undetectable in both.
•

The authors noted that all patients developed some hematologic toxicities (neutropenia, thrombocytopenia and anemia) and that non-hematologic toxicity was mild and manageable. Three patients had their HHT dose reduced due to prolonged neutropenia, but no patients discontinued therapy.

Clinical Data Supporting Development of ChemGenex’s Ceflatonin® in Imatinib-Resistant CML Published in Cancer

The authors concluded that “Subcutaneous HHT is well tolerated and may have clinical activity in patients with CML after imatinib failure. Importantly, its clinical benefit seems to be independent of the presence of mutations in the Bcr-Abl tyrosine kinase domain, thus offering a potential therapeutic alternative for this patient population.” ChemGenex is seeking to confirm the authors’ conclusions through its international registration-directed study in CML patients who are refractory to Gleevec® (imatinib mesylate) and who have the T315I Bcr-Abl kinase point mutation.

“The results described in this publication provide strong support for our Ceflatonin® development program,” said Greg Collier, Ph.D., ChemGenex’s Managing Director and Chief Executive Officer. “This published study was conducted using virtually the same treatment regimen and product presentation as we are using in our ongoing registration-directed study (CML-202). Importantly, the results show that Ceflatonin® provides clinical benefit in previously treated patients, including patients who have Bcr-Abl kinase mutations.”

“As we have previously advised,” Dr. Collier noted, “the CML-202 study is currently enrolling patients in North America and Europe, and we expect to complete enrollment in the second half of 2007.”

About Ceflatonin®

Ceflatonin® (HHT) is a potent inducer of apoptosis (programmed cell death) in myeloid cells and inhibits angiogenesis (blood vessel formation). In phase 2 studies, Ceflatonin® has demonstrated clinical activity in patients with CML, both as a single agent and in combination with other chemotherapeutic drugs. ChemGenex is developing Ceflatonin® for the treatment of CML, and pilot studies are underway in myelodysplastic syndrome (MDS) and in acute myeloid leukemia (AML).

Ceflatonin® has a different mechanism of action than tyrosine kinase inhibitors (TKI’s), and ongoing and proposed clinical studies seek to determine:

1.           Efficacy in treatment of CML patients who have developed resistance to tyrosine kinase inhibitor (TKI) therapy due to development of the T315I Bcr-Abl kinase domain point mutation. The T315I Bcr-Abl mutation, which develops in some CML patients treated with TKI’s, is associated with resistance to Gleevec® and Sprycel®;

2.           Efficacy in CML patients who have failed therapy with two tyrosine kinase inhibitors, e.g., Gleevec® and Sprycel® and;

3.           Efficacy as combination therapy with Gleevec®, for the treatment of residual disease and to prolong Gleevec® sensitivity in CML patients who have developed resistance to Gleevec®.

Ceflatonin® is not approved by the FDA as a treatment in any indication and is currently being evaluated in clinical trials for efficacy and safety for future regulatory applications.

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

Gleevec®/Glivec® is a registered trademark of Novartis AG.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com ABN 79 000 248 304

Clinical Data Supporting Development of ChemGenex’s Ceflatonin® in Imatinib-Resistant CML Published in Cancer

Sprycel® is a registered trademark of the Bristol-Myers Squibb Company.

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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PO Box 1069, Grovedale Victoria 3216, Australia Telephone: +61 3 5227 2752 Facsimile: +61 3 5227 1322
Email: chemgenex@chemgenex.com ABN 79 000 248 304